UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

HOME POINT CAPITAL INC.

(Name of Subject Company)

HEISMAN MERGER SUB, INC.

(Offeror)

MR. COOPER GROUP INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.0000000072 per share

(Title of Class of Securities)

43734L 106

(CUSIP Number of Class of Securities)

Carlos M. Pelayo, Esq.

Mr. Cooper Group Inc.

Executive Vice President and Chief Legal Officer

8950 Cypress Waters Blvd

Coppell, TX 75019

(469) 549-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Mark F. Veblen, Esq.

Jenna E. Levine, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on May 26, 2023, by Heisman Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0000000072 per share (“Shares”), of Home Point Capital Inc., a Delaware corporation (“Home Point”), for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase under “The Tender Offer – Section 11 – The Merger Agreement; Other Agreements – MSR Purchase Agreement” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following sentence as the penultimate paragraph to such section on page 51 of the Offer to Purchase:

“On July 27, 2023, MSR Purchaser and MSR Seller consummated the MSR Purchase.”

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented by deleting and replacing the third paragraph of “The Tender Offer – Section 16 – Certain Legal Matters; Regulatory Approvals – Other Regulatory Approvals” on page 57 of the Offer to Purchase with the following:

“As of July 27, 2023, each of the aforementioned federal agencies, state regulatory agencies, or government-sponsored enterprises has received notice regarding the transaction. Each of the aforementioned state regulatory agencies other than the state mortgage regulator in New York has given confirmations or approvals sufficient to satisfy the applicable closing condition. The state mortgage regulator in New York has indicated that it will accept the surrender of Home Point’s applicable licenses in lieu of a formal change of control approval, and Mr. Cooper and Home Point plan to seek to arrange for such surrender prior to the final Expiration Date of the Offer. In addition, the consents of the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association for the contemplated transaction have been received.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2023

HEISMAN MERGER SUB, INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	President and Treasurer

MR. COOPER GROUP INC.

By:	/s/ Kurt Johnson
Name:	Kurt Johnson
Title:	Executive Vice President,
Chief Financial Officer